UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                             DNAPrint genomics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  2332 4Q 10 3
                                 (CUSIP Number)

                                Tony N. Frudakis
                               900 Cocoanut Avenue
                             Sarasota, Florida 34236
                                 (941) 366-3400
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


CUSIP NO. 2332 4Q 10 3

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     Tony N. Frudakis, Ph.D.
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2.   Check the Appropriate Box if a Member of a Group                   (a) |_|
     (See Instructions)                                                 (b) |_|
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3.   SEC Use only

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4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                |_|
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6.   Citizenship or Place of Organization
     United States
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NUMBER  OF         7.    Sole Voting Power                     21,562,829 */**
SHARES
BENEFICIALLY       -------------------------------------------------------------
OWNED   BY         8.    Shared Voting Power                   0
EACH
REPORTING          -------------------------------------------------------------
PERSON             9.    Sole Dispositive Power                21,562,829 */**

                   -------------------------------------------------------------
                   10. Shared Dispositive Power                 0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                21,562,829 */**
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares      |_|
     (See Instructions)
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    12.8%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                              IN
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

*  Reflective of 20:1 reverse stock split effective 7/12/2005
** Reflects 3,062,829 shares owned and vested options to purchase 18,500,000 shares.

Tony N. Frudakis, Ph.D. hereby supplements and amends the Schedule 13D originally filed on 4/5/2001, as amended by Amendment No. 1 filed 4/5/2001, as amended by Amendment No. 2 filed 10/15/2004, and as amended by Amendment No. 3 filed 8/12/2005.

ITEM 1.  SECURITY AND ISSUER

Common Stock

DNAPrint genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida 34236

ITEM 2.  IDENTITY AND BACKGROUND

(a)      Tony N. Frudakis, Ph.D.

(b)      900 Cocoanut Avenue, Sarasota, Florida 34236.

(c) Chief Scientific Officer, DNAPrint genomics, Inc., 900 Cocoanut Avenue, Sarasota, Florida 34236.

(d)      Not applicable.

(e)      Not applicable.

(f)      United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Company granted options for 15,000,000 shares of its common stock to Dr. Frudakis pursuant to an amendment of the Company Stock Option Plan by Resolution of the Board of Directors effective 11/17/2005.

ITEM 4.  PURPOSE OF TRANSACTION

The options were granted to Dr. Frudakis in recognition of his service to the Company pursuant to the Company Stock Option Plan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) 21,562,829 */** shares representing 12.8% of the common stock outstanding

(b)      Sole Voting Power                  21,562,829 */**
         Shared Voting Power                        0
         Sole Dispositive Power             21,562,829 */**
         Shared Dispositive Power                   0

(c) Except as described in Item 3 above, Dr. Frudakis did not effect any transactions in the common stock of DNAPrint genomics, Inc. during the past sixty days.

(d)      Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Dr. Frudakis is party to a Performance Stock Agreement, dated November 30, 2001, with the Company and other parties thereto pursuant to which Dr. Frudakis will receive compensation in shares of the Company's stock if certain performance benchmarks are met. The full text of this Performance Stock Agreement is set forth as Exhibit 10.17 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, which is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.


*     Reflective of 20:1 reverse stock split effective 7/12/2005
** Reflects 3,062,829 shares owned and vested options to purchase 18,500,000 shares


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 28, 2005
--------------------------------------------------
Date


/s/ Tony N. Frudakis
--------------------------------------------------
Signature


Tony N. Frudakis, Chief Scientific Officer
--------------------------------------------------
Name/Title